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                                                                     Exhibit 3.2

                                 AMENDMENT TO
                           THE AAR CORP. BY-LAWS


      WHEREAS, AAR CORP. (the "Company") has adopted a form of by-laws (the "By-Laws") and reserves the right to amend the By-Laws; and

      WHEREAS, the Company has amended the By-Laws from time to time in the past, and now desires to amend the By-Laws further to provide that shares abstaining on a vote not be counted as having voted;

      NOW, THEREFORE, the By-laws are hereby amended effective April 12, 1994 in the following respect:

            Article II, Section 10 of the Amended By-Laws of AAR CORP. is hereby amended to read as follows:

                        "SECTION 10.  VOTING.  Each share of stock shall
            entitle the holder thereof to one vote. In the election of directors, a plurality of the votes cast shall elect. Any other action shall be authorized by a majority of the votes cast except where the General Corporation Law prescribes a different percentage of votes and/or a different exercise of voting power. In determining whether a proposal has been approved, shares abstaining or not voting but otherwise present at the meeting will not be counted as having been voted on the proposal. All elections of directors shall be written ballots. Voting by ballot shall not be required for any other corporate action except as otherwise provided by the General Corporation Law."

This Amendment has been executed by the Company by its duly authorized officer effective as of April 12, 1994 and attested by its Secretary.

                                          AAR CORP.


                                          By
                                            --------------------------
                                            Ira A. Eichner,
                                            Chairman of the Board
ATTEST:


- - -------------------------------
Howard A. Pulsifer, Secretary